

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 9, 2021

Gleb Budman
Chief Executive Officer
Backblaze, Inc.
500 Ben Franklin Ct.
San Mateo, CA 94401

      Re: Backblaze, Inc.
         Draft Registration Statement on Form S-1
         Submitted February 10, 2021
         CIK No. 0001462056

Dear Mr. Budman:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1

Key Business Metrics, page 56

1.   You disclose that your business and future success depends in part on your ability to add new customers and to increase usage and adoption of your solutions with existing customers. Please tell us what consideration was given in disclosing the number of new and existing customers for the periods presented. We refer you to Section III.B of SEC Release No. 33-8350.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies and Estimates
Revenue Recognition, page 65

2. You disclose that revenue from consumption-based arrangements are recognized upon invoice. Please clarify whether your invoice is within the same period that the service revenue was earned. That is, revenue is being recognized when determinable.

3. Please tell us how you concluded that your arrangements do not include a software license. We refer you to ASC 985-605-55-119 to 55-125. In addition, please tell us whether you incur set up costs and charge an installation fee for new customers.

Common Stock Valuations, page 66

4. When your preliminary IPO price is known, please reconcile and explain the differences between the fair values of the underlying equity interest determined on each grant date, including the difference between the most recent grant date fair value and the midpoint of your offering range. Describe the objective evidence that supports your determination of the fair value of the underlying equity interest at each grant or issue date. Please provide this analysis for the one year period preceding the filing of the draft registration statement. In addition, your disclosure should fully describe the assumptions utilized at the IPO valuation date that are significantly different than those used in the most recent valuation.

Principal Stockholders, page 101

5. Please disclose the natural person or persons who exercise the voting and/or dispositive powers with respect to the securities owned by TMT Investments PLC.

Description of Capital Stock
Choice of Forum, page 108

6. Please disclose whether the exclusive forum provision in your certificate of incorporation applies to actions arising under the Securities Act. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please clearly describe the provision in your disclosure including any risks to investors related to the provision. Please also state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

General

7.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

    You may contact Amanda Kim, Staff Accountant, at (202) 551-3241 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Michael C. Foland, Attorney-Advisor, at (202) 551-6711 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.

                        Sincerely,

                        Division of Corporation Finance
                        Office of Technology

cc: Bennett L. Yee